TRANSAMERICA SERIES TRUST

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

TDAM USA INC.

THIS AMENDMENT is made as of November 1, 2021, to the Investment Sub-Advisory Agreement dated as of November 1, 2018, as amended, (the “Agreement”) between Transamerica Asset Management, Inc., and Greystone Managed Investments Inc., (“Greystone”) as modified by the letter agreement between Greystone and TDAM USA Inc. (“TDAM USA”) dated September 26, 2019, by which Greystone transferred the Agreement to TDAM USA.

In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

FUND	INVESTMENT SUB-ADVISORY FEE*
Transamerica International Focus VP (previously known as Transamerica International Growth VP)	0.27% of the first $1 billion; ** 0.25% over $1 billion up to $2 billion; and 0.24% over $2 billion.

*	As a percentage of average daily net assets on an annual basis.
**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with the assets of Transamerica International Focus (previously known as Transamerica International Growth).

In all other respects, the Agreement dated as November 1, 2018, as amended, is confirmed, and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of November 1, 2021.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples

Title:	Senior Vice President

TDAM USA INC.

By:	/s/ David A. Barnett
Name:	David A. Barnett

Title:	Chief Compliance Officer